Exhibit 4.3

SECOND AMENDMENT TO

AMENDED AND RESTATED AGREEMENT

THIS SECOND AMENDMENT TO AMENDED AND RESTATED AGREEMENT (“Second Amendment”) is made as of this 16th day of March, 2009 between FEDERAL REALTY INVESTMENT TRUST (“Trust”) and AMERICAN STOCK TRANSFER & TRUST COMPANY (the “Rights Agent”).

RECITALS

A. The Trust and the Rights Agent are parties to that certain Amended and Restated Rights Agreement dated as of March 11, 1999 (“Original Rights Agreement”) as amended by that certain First Amendment to Amended and Restated Agreement dated as of November 23, 2003 (“First Amendment” and collectively, with the Original Rights Agreement, the “Amended Rights Agreement”).

B. Pursuant to Section 28 of the Amended Rights Agreement, the Trust and the Rights Agent may amend or supplement from time to time such provisions of the Amended Rights Agreement, prior to the Distribution Date (as defined in the Amended Rights Agreement), which the Trust may deem necessary or desirable, without approval of holders of Rights Certificates (as defined in the Amended Rights Agreement). A Distribution Date has not yet occurred.

C. The Trust, pursuant to a resolution duly adopted by its Board of Trustees, has determined that it is necessary and desirable to amend the Amended Rights Agreement as provided in this Amendment.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Trust and the Rights Agent hereby agree as follows:

1. Definitions. Except as otherwise set forth in this Second Amendment, each capitalized term used in this Second Amendment shall have the meaning for such term set forth in the Amended Rights Agreement.

2. Definition of “Agreement.” From and after the date hereof, all references in the Amended Rights Agreement to the “Agreement” shall mean and refer to the Amended Rights Agreement as modified by this Second Amendment.

3. Expiration Date of Rights. Section 7(a) of the Amended Rights Agreement is hereby amended by deleting the reference to “April 24, 2009” and replacing it with a reference to “April 24, 2012.”

4. Qualified Offer Provision. The Amended Rights Agreement is hereby amended by adding the following new Section 24(d):

(d)(i) In the event that the Trust has received a Qualified Offer (defined below) which has not been terminated or withdrawn and the Board of Trustees does not redeem the outstanding Rights (or otherwise take other action as determined by the Board of Trustees so that the existence of the Rights does not interfere with the consummation of a Qualified Offer – in either event “Redeem the Rights”) within ninety (90) days after receipt of such Qualified Offer, then the holders (other than any Person making such Qualified Offer, such Person’s Affiliates or Associates or any officer or trustee of the Trust) of at least ten percent (10%) of the then

FEDERAL REALTY

SECOND AMENDMENT TO AMENDED AND RESTATED AGREEMENT

outstanding Common Shares (a “Request”) may request that the Trust call for a special meeting of the holders of Common Shares (a “Special Meeting”) in order to consider and vote on whether to require the Trust to Redeem the Rights. If the Board of Trustees receives a Request for a Special Meeting as aforesaid, then a Special Meeting shall be held on a date selected by the Board of Trustees, which date shall be not more than sixty (60) days after the date the related Request is received by the Trust. If, at the Special Meeting, holders of more than fifty percent (50%) of the then outstanding Common Shares (other than Common Shares held by any Person making such Qualified Offer, such Person’s Affiliates or Associates or any officer or trustee of the Trust) shall vote to Redeem the Rights, then the Trust shall thereafter Redeem the Rights as promptly as practicable. In the event that a Special Meeting is not held on or prior to the sixtieth (60th) day after such a Request is received by the Trust (unless the Trust is exercising reasonable efforts to hold such a meeting and has been prevented by circumstances reasonably beyond its control – in which event such sixty (60) day period shall be extended by one (1) day for each one (1) day the Trust is so prevented), the Trust shall promptly thereafter Redeem the Rights. Notwithstanding the foregoing: (A) the Trust shall not be required to hold a Special Meeting unless at such time any applicable Qualified Offer (1) has an expiration date which is at least ten (10) Business Days after the Special Meeting and (2) has not been terminated or withdrawn; and (B) any obligations of the Trust under this Section 24(d) shall terminate immediately upon any Shares Acquisition Date which occurs prior to such time as the Trust Redeems the Rights as contemplated by this Section 24(d).

(d)(ii) For purposes of this Section 24(d), a “Qualified Offer” shall mean an all-cash tender offer for all outstanding Common Shares commenced within the meaning of Rule 14d-2(a) under the Exchange Act; provided, however, that the Person making the tender offer must, prior to or upon commencing such offer, provide the Trust with firm written commitments from responsible financial institutions, which have been accepted by such Person, to provide (subject only to customary terms and conditions, which shall in no event include conditions requiring access by such financial institutions to non-public information to be provided by the Trust, conditions based on the accuracy of any information concerning the Trust other than such as would be the subject of representations and warranties in a public financing by the Trust or conditions requiring the Trust to make any representations, warranties or covenants in connection with such financing) funds for such offer which, when added to the amount of cash and cash equivalents which such Person then has available and has irrevocably committed in writing to the Trust to utilize for purposes of the offer if consummated, will be sufficient (A) to pay for all the Common Shares then outstanding on a fully diluted basis, (B) to pay or retire all debt or other securities of the Trust which is required to be repaid or retired, including at the option of the holder thereof, upon the consummation of such transaction, and (C) to pay all related expenses. Such offer must also meet all of the following additional conditions: (1) the offer must include a per Common Share offer price which is at least the higher of: (a) $97 per Common Share (at the then applicable exchange rate, if applicable); or (b) an amount equal to twenty-five percent (25%) higher than the higher of (1) the “current market price” per Common Share (as determined pursuant to Section 11(d) hereof) as of the date the offer is commenced or (2) such “current market price” per Common Share but, in each instance in Section 11(d) where a period of thirty (30) Trading Days (as such term is defined in Section 11(d) hereof) is used to calculate such price, a period of five (5) Trading Days is used instead; (2) the offer must include a non-waivable condition that such Person must own, after consummating the offer, at least fifty percent (50%) of the Common Shares then outstanding (other than Common Shares already held by the Person making the offer, its Affiliates or Associates or any trustee or officer of the Trust); (3) the offer must remain open for at least sixty (60) Business Days and at least ten (10) Business Days after any Special Meeting (as such term is hereinafter defined in Section 24(d)(i)), and must be extended for at least twenty (20) Business Days after the last increase in the price offered and

FEDERAL REALTY

SECOND AMENDMENT TO AMENDED AND RESTATED AGREEMENT

after any bona fide higher alternative offer is made, and shall be subject only to customary terms and conditions, which shall in no event include satisfaction of any conditions relating to the business, financial condition, results of operations or prospects of the Trust other than such as are based on information publicly disclosed by the Trust or any conditions relating to approval of the offeror’s stockholders; and (4) prior to or upon commencing the offer, such Person must irrevocably commit in writing to the Trust and in the offer to purchase relating to the offer: (X) to consummate promptly upon completion of the offer a transaction whereby all the Common Shares then outstanding and not tendered into the offer will be acquired at the same price per Common Share and for the same consideration paid pursuant to the offer, and otherwise not to purchase any Common Shares following completion of the offer; (Y) that such Person will not materially amend such offer, except to increase the price offered; and (Z) that such Person will not make any offer for any equity securities of the Trust for six (6) months after commencement of the original offer if the original offer does not result in the tender of the number of Common Shares required to be purchased pursuant to clause (2) above, unless another Qualified Offer with a per Common Share offer price at least ten percent (10%) higher than the last price offered by the Person making the original offer is commenced by another Person or Persons who are not Affiliates or Associates of, acting in concert with, or instigated or financed by, the Person making the original offer or with whom the Person making the original offer has any agreement, arrangement or understanding relating to the Trust or any assets or securities of it or any of its Subsidiaries.”

5. Form of Rights Certificate. Exhibit A to the Amended Rights Agreement is hereby amended by deleting each reference to “April 24, 2009” included in Exhibit A and replacing it with a reference to “April 24, 2012.”

6. Summary of Rights. Exhibit B to the Amended Rights Agreement is hereby amended as follows:

6.1 By deleting the reference to “April 24, 2009” in the section entitled “DISTRIBUTION DATE, TRANSFER OF RIGHTS” and replacing it with a reference to “April 24, 2012.”

6.2 By deleting the last sentence in the first paragraph of the section entitled “REDEMPTION OF RIGHTS” and by adding the following paragraph after such first paragraph:

“In the event the Trust receives a “Qualified Offer” (meaning a tender offer which, among other things, (a) is an all-cash offer for all Common Shares at a price per share which is at least the higher of (x) $97; or (y) an amount equal to twenty-five percent (25%) higher than the higher of (1) the average closing price for shares over the period of thirty (30) trading days immediately preceding commencement of the offer or (2) the average closing price for shares over the period of five (5) trading days immediately preceding commencement of the offer, (b) includes a firm financing commitment which, when added to the offeror’s cash, will be sufficient, (c) has a non-waivable condition that the offeror must own, after consummating the offer, at least fifty percent (50%) of the Common Shares then outstanding (other than shares already held by such offeror and its affiliates or associates or any trustee or officer of the Trust), (d) stays open for at least sixty (60) business days (extended for any increase in price) and (e) commits the offeror to buy all other Common Shares at the same price paid pursuant to the offer) and, following a ninety (90) day period thereafter during which the Trust does not redeem the Rights, the Trust receives a request from holders (other than the offeror and its affiliates or associates or any officer or trustee of the Trust) of at least ten percent (10%) of the outstanding Common Shares for the calling of a special meeting of the holders of Common Shares in order to consider

FEDERAL REALTY

SECOND AMENDMENT TO AMENDED AND RESTATED AGREEMENT

whether to require the Trust to redeem the outstanding Rights (or take similar action to nullify the Rights), then a special meeting will be held within sixty (60) days after receipt of such a request. If, at such meeting, holders of more than fifty percent (50%) of the outstanding Common Shares (other than shares of the offeror or its affiliates or associates or any officer or Trustee of the Trust) vote for redemption of the Rights, then the Trust will thereafter redeem the Rights (or take similar action) as promptly as practicable. If such a meeting is not held on or prior to the sixtieth (60th) day after a qualifying request is received (which period shall be extended if the Trust is exercising reasonable efforts to hold such a meeting and has been prevented by circumstances reasonably beyond its control), the Trust shall promptly thereafter redeem the Rights (or take similar action). However, the Trust is not required to hold such a meeting unless the Qualified Offer at issue has an expiration date which is at least ten (10) business days after such meeting, and any obligations of the Trust to hold such a meeting or to redeem the Rights in connection therewith are null and void in the event any person, entity or group becomes an Acquiring Person. In any event, upon the effective date of any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.”

7. Ratification of Agreement. Except as specifically modified by this Second Amendment, the Amended Rights Agreement remains in full force and effect and is hereby ratified, confirmed and reaffirmed for all purposes and in all respects.

8. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute but one original; provided, however, this Second Amendment shall not be effective unless and until signed by the Trust and the Rights Agent.

TRUST:

FEDERAL REALTY INVESTMENT TRUST

By:	/s/ Dawn M. Becker
Dawn M. Becker
Executive Vice President – General Counsel and Secretary

RIGHTS AGENT:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President

FEDERAL REALTY

SECOND AMENDMENT TO AMENDED AND RESTATED AGREEMENT

4